Exhibit 99.1

Q1 2019: Corporate Calendar

Maranello (Italy), 11 March 2019 - Ferrari N.V. (“Ferrari” or “Company”) (NYSE/MTA: RACE) announces that its results for the first quarter 2019 will be made public on May 7, 2019.

The 2019 corporate calendar, as updated, is available on the corporate website of the Company
(http://corporate.ferrari.com/en/investors/events-and-presentations/financial-calendar).

A live audio webcast and conference call of the 2019 first quarter results will begin at 3:30 p.m. BST / 4:30 p.m. CEST / 10:30 a.m. EDT on Tuesday, May 7.

Details for accessing this presentation will be available in the Investors section of Ferrari’s corporate website at http://corporate.ferrari.com prior to the event. For those unable to participate in the live session, a replay will remain archived on Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

1